DONALD R. REYNOLDS

dreynolds@wyrick.com

CONFIDENTIAL TREATMENT REQUESTED

BY BENEFITFOCUS, INC.

BENEFIT - 001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Benefitfocus, Inc.

100 Benefitfocus Way

Charleston, SC 29492

Attn: Mr. Paris Cavic, Esq., General Counsel

(843) 856-2301

VIA EDGAR AND OVERNIGHT DELIVERY

August 26, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel

            Ms. Christine Davis, Assistant Chief Accountant

            Ms. Joyce Sweeney, Staff Accountant

            Mr. Edwin Kim, Staff Attorney

RE:	Benefitfocus, Inc.

            Registration Statement on Form S-1 (File No. 333-190610)

Ladies and Gentlemen:

Rule 83 Confidential Treatment Request by Benefitfocus, Inc. Request #2

On behalf of our client Benefitfocus, Inc. (the “Company”), we are submitting this letter in response to verbal comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated by Ms. Joyce Sweeney of the Staff to the undersigned with respect to the Company’s Registration Statement on Form S-1, No. 333-190610 (the “Registration Statement”).

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The Staff asked that the Company revisit comments 1-3 of its comment letter dated June 6, 2013 and the Company’s disclosure regarding the exercise price per share of its recent stock option grants. In response to the Staff’s comments and in light of the underwriters first communicating their estimated price range for the stock, the Company intends to further revise the disclosure on pages 78 and 79 of the Registration Statement. This increased level of disclosure would involve replacing the current references to the August grant with a separate subsection relating to that grant, substantially as follows:

“August 2013 Stock Option Grant. On August 5, 2013, Mr. Holland, pursuant to his designated authority from our board, granted options to purchase 30,000 shares of common stock with an exercise price per share of $13.53. We believed overall market conditions had not changed significantly since April 1, 2013, and we had not yet received our estimated IPO price range from the underwriters. Therefore, we determined that the estimated fair value of common stock had not materially changed since the April 1, 2013 grant.

On August 20, 2013, the underwriters first communicated the anticipated price range of the IPO to us. Their analyses, which assume the offering occurs and therefore do not include any discounting for illiquidity or IPO probability, derived a range of $[***] to $[***] per share. Our increased sales during the quarter ended June 30, 2013 influenced the increase in our valuation in a potential IPO. The underwriters also considered recent IPO’s and acquisitions of companies similar to us. These were the primary differences between the underwriters’ valuation and our prior April 1, 2013 independent valuation.

In light of these factors, we believe the value of our common stock for financial accounting purposes as of the August 5, 2013 stock option grant date was $[***] per share. This valuation is within [***]% of the mid-point of our estimated offering price range. It includes assumptions not considered by the underwriters, but that we believe are appropriate for financial statement reporting purposes. The principal of these different assumptions are a probability of IPO success of 80% and an illiquidity discount of 9%.

As a result, as of the grant date, which is also the service inception date for the optionee, the total unrecognized stock-based compensation expense related to the option granted August 5, 2013, adjusted for forfeitures, was approximately $[***]. We expect to recognize stock-based compensation expense of approximately $[***] on average per quarter over the requisite service, or vesting, period of four years. This non-cash expense would be charged to operating expense beginning in the quarter ending September 30, 2013.”

*  *  *  *  *

The Company respectfully requests that the information contained in this Request #2 be treated as confidential information and that the Commission provide timely notice to Paris Cavic, Esq., General Counsel, Benefitfocus, Inc., 100 Benefitfocus Way, Charleston, SC 29492, telephone (843) 856-2301, facsimile (843) 849-6062 before it permits any disclosure of the marked information contained in this Request #2.

Because of the financially sensitive nature of information including the estimated price range per share for the Company’s IPO, the estimated value of the Company’s common stock as of August 5, 2013 and the discount such value represents from the mid-point of its estimated price range, and the unrecognized stock-based compensation expense related to the option granted August 5, 2013, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has separately submitted its request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

U.S. Securities and Exchange Commission August 26, 2013 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY BENEFITFOCUS, INC. BENEFIT - 003

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. In light of the proposed timing of the Company’s offering, we greatly appreciate the responsiveness of the Staff to date, and respectfully request that if the Staff has any further comments, you please direct them to the undersigned as soon as possible. Thank you in advance for your consideration and continued cooperation.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Shawn A. Jenkins, President and Chief Executive Officer